May 4, 2006
Michele Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MISCOR Group, Ltd.
Amendment No. 3 to Form S-1
Filed April 19, 2006
File No. 333-129354

Dear Ms. Anderson:

We have received your letter dated April 28, 2006, detailing your office’s review of the above-referenced filing. On behalf of MISCOR, below are our responses to those comments. We are filing Amendment No. 4 to the Form S-1 contemporaneously with this letter. References in this letter to the revised prospectus refer to the prospectus included in Amendment No. 4 to the Form S-1.

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General

1.
Update the registration statement to provide the information as of the most recent date practicable. For example, you should provide disclosure about the number of shares outstanding and the beneficial ownership of your common stock as of date more recent than February 28, 2006.

Response: MISCOR has updated the registration statement to provide information as of April 30, 2006 or March 31, 2006, as applicable.

Use of Proceeds, page 16

2.
We note that you now intend to use any proceeds from the exercise of warrants to fund acquisitions of other businesses. Please disclose any current plans to use proceeds for acquisitions or state that you do not have any definite plans at this time. To the extent you have any plans, describe and identify the business being sought and disclose the status of any negotiations with respect to the acquisition. See prior comment 21 of our letter dated December 1, 2006.

Michele Anderson
May 4, 2006

Response: MISCOR does not have any definite plans to use proceeds for acquisitions and has stated that in the “Use of Proceeds” section on page 16 of the revised prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

3.
It appears that you have deleted much of the forward-looking information from your Results of operation subsection that you previously included in response to our prior comment 37 of our letter dated December 1, 2005. For instance, you no longer include a discussion of:

•	the anticipated increase in gross profit as a percentage of total revenues due to the reduced percentage of total revenues attributable to electrical contracting revenues;
•
the continued increase in general and administrative expenses, in part due to the expenses associated with the costs related to being a public company that you do not yet incur, and how you intend to pay for the expenses; and

•	future anticipated interest expense and amortization of debt issue costs.

Once again, please refer to the Commissions’ Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, which suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. As requested in our prior comment, please expand your discussion of any known trends or uncertainties that could materially affect your results of operations in the future.

Response: MISCOR has expanded its MD&A discussion as requested. Please see page 40 of the revised prospectus.

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We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (616) 742-3933 or Julie Russell Dilts of our firm at (317) 231-7428.

Very truly yours,

/s/ R. Paul Guerre

R. Paul Guerre

Michele Anderson
May 4, 2006

cc:	John A. Martell
Richard J. Mullin
James M. Lewis
Joseph W. Beach
James Kochanski
Richard L. Mintz
Julie Russell Dilts